ADAMAS VENTURES, INC.

Room 1403, No. 408 Jie Fang Zhong Road

Guangzhou, Guangdong

PR China, 510030

Phone: 86-2028-8808
Fax: 86-8333-2588

United States Securities and Exchange Commission
Washington, DC 205494
Attention: James Lopez

RE:	Adamas Ventures, Inc. Registration Statement on Form S-1 Filed March 12, 2014 File No. 333-194492

May 5, 2014

Dear Mr. Lopez,

We have received the comment letter from the SEC dated April 08, 2014 and we have responded and amended the Registration Form accordingly.

General

1. We have noted your comment, and the Company has not contacted any potential investors (or prepared any written communication for a potential investors) and there have been no research reports, to our knowledge, about our Company.

Prospectus Summary

2. We have provided a brief summary of our business plan and included how we plan to compete with other distributors of baby products in our target markets.

3. We have revised statements to clarify that the Company has only prepared a business plan and to date has primarily been involved in organizational activities, but has not yet commenced our proposed operations and will not do so until the offering is completed.

4. The offering price of $0.01 was determined by evaluating a number of factors which included the following: the previous issuance price of stock, the strength of the Company’s financial statements, growth rates and investor confidence.

Risk Factors

“Because our sole officer and director will own fifty percent or more…”

5. We revised this risk factor disclosure to clarify that Mr. Dai currently owns 100% of the issued and outstanding common stock and that he will own 66.67% of the issued and outstanding common stock assuming all shares are sold in this offering.

Use of Proceeds

6. The Company is confident that it will sell at least 30% of the offering, however, in the unlikely event that the Company sells 25% or less of the offering, the Company will carry forward with its business plan and decrease its budgeted expenditures and supplement any cash shortage with a loan from Mr. Dai or any other qualified lender.

7. We have amended our disclosure to discuss certain contingencies and alternatives as suggested.

Management’s Discussion and Analysis and Plan of Operations

8. We have revised this section to include the Company’s one year plan of operations including establishing our office, developing our website, marketing, negotiating agreements with potential customers, and hiring a sales person.

Estimated Expenses for the Next Twelve-Month Period

9. We have amended our table to include a column for “If 30% Shares Sold” and have shown our expenses adjusted accordingly.

Description of Business

General

10. We have revised this section to clarify how the Company intends to conduct business in Central and South America and Mr. Dai’s involvement in our business plan. Our revised disclosure also includes an approximate timeline when we anticipate on reaching milestones.

11. We have revised this section to address the sourcing of our planned products. Our intentions are to purchase our baby products directly from manufactures in China at discounted prices and offering these products to distributors, suppliers, and retailers at prices marked-up from 10% to 20% of our cost.

12. We have clarified our disclosure advising how Mr. Dai is able to contribute to the Company.

13. We have included a paragraph in this section discussing the current landscape of the baby product market in Central and South America and explained why the Company chose Central and South America as our target markets.

Product

14. We have clarified that we currently have no products and will be dependent on others for manufacturing. Our principal products are cribs, strollers, and car seat carriers and we have not yet identified specific manufacturers from which we intend to purchase our principal products.

Sales and Marketing Strategy

15. We have removed this statement and included it in the appropriate section of the Form S-1 titled “General” under the heading “Description of Business”.

16. The references to sanitary ware and the construction industry have been removed and amended to reference the accurate nature of our business.

Competition

17. This section has been revised to discuss the method in which we will compete in the distribution of baby products.

Government Regulation

18. We have identified and summarized regulations applicable to our intended operations in Panama.

Report of Independent Registered Public Accountant, page F-1

19. The audit report has been revised by the registered public accountant.

Exhibits

20. We have re-filed exhibits 3.1 and 3.1A, the Articles of Incorporation, in proper electronic format.

21. We have filed a written description of this verbal agreement as an exhibit to the registration statement.

22. We have revised the entire S-1 to disclose that Mr. Dai made the verbal agreement with the Company and that the agreement is not contractually binding.

Other

23. Page numbers have been added.

The Company hereby acknowledges that:

-  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please email all correspondence to adamasventuresinc@gmail.com.

/s/ Jinshan Dai

Jinshan Dai
Chief Executive Officer

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